

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 24, 2006

<u>Via Facsimile</u>

Mr. Robert M. Powell
Chief Executive Officer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, Arkansas 72956

> **RE: USA Truck, Inc.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **File Number: 000-19858**

Dear Mr. Powell:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Clifton R. Beckham, Senior Vice President, Chief Financial Officer